UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2018

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a company announcement of Zealand Pharma A/S, or the Company, dated February 7, 2018, announcing Q4 2017 royalty revenue from Sanofi’s sales of Soliqua® 100/33/ Suliqua® of DKK 7.0 million/USD 1.1 million – an increase of 30% versus previous quarter and from sales of Lyxumia®/Adlyxin® (lixisenatide) of DKK 4.3 million/USD 0.7 million. Total royalty revenue for 2017 amounted to DKK 38.8 million/USD 6.3 million an increase of 59% over previous year.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release date February 7, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom
	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: February 7, 2018

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